Lightspeed Commerce Announces Promotions and New Hire to its Leadership Team
Brandon Nussey named Chief Operating Officer; Asha Bakshani promoted to Chief Financial Officer; Rani Hammond hired as Chief People Officer.

MONTRÉAL, March 24, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, is today announcing two key promotions and a new hire for its executive leadership team.

To best align its people and organization for the next phase of company growth, Brandon Nussey will oversee the Company’s operating effectiveness in the newly created role of Chief Operating Officer, and Asha Bakshani will head Lightspeed’s finance team as Chief Financial Officer. These promotions will be effective May 23, 2022. Rani Hammond, an accomplished global human resources executive, has been hired as Lightspeed’s Chief People Officer and will take up her new position on April 18, 2022.

“In recent years Lightspeed has grown dramatically, adding thousands of new employees around the world, new capabilities and strong revenue growth. Our executive leadership team also needs to evolve to support the company we are becoming,” said Chief Executive Officer, JP Chauvet. “Brandon, Asha and Rani are passionate, world class leaders. With their proven leadership, I am confident that Lightspeed is well set to capitalize on the opportunities before us as we chart our path to profitability and to delivering continued innovation and value to our customers, employees, and shareholders.”

Brandon Nussey has been Lightspeed’s Chief Financial Officer since April 2018, leading the company’s Initial Public Offerings on both the Toronto and New York Stock Exchanges, and has taken on additional operational responsibilities during his tenure. In his new role as Chief Operating Officer, Nussey will drive operating execution with a focus on Lightspeed’s path to profitability. He will oversee all core operations of the business including people, systems, legal, IT, payment and financial services operations as well as acquisition integration. Nussey will also lead Lightspeed’s key strategic business partnerships and help drive successful execution of Lightspeed’s financial services strategies for its customers.

Asha Bakshani has a proven track record in leading all finance-related functions including financial reporting, core accounting, internal audit, financial planning & analysis and tax. As Chief Financial Officer, Bakshani will be responsible for continuing to oversee Lightspeed’s finance function as well as Lightspeed’s investor relations, reporting directly to the CEO. Bakshani has over 15 years of experience as a finance leader in the technology/media space. Bakshani is featured in this quarter’s Inside Lightspeed podcast. The exclusive interview is available now, on all major streaming platforms.

Before joining Lightspeed, Bakshani was the Senior Vice President of Finance at Cineflix, a media production and distribution company. Prior to that, she spent almost 10 years working in public accounting at Deloitte and is a member of the Chartered Professional Accountants of Canada (Previously: Institute of Chartered Accountants of Canada) and a CFA charterholder.

Rani Hammond has been hired as Lightspeed Commerce’s new Chief People Officer. Hammond joins Lightspeed Commerce from GenesisCare, a global healthcare services provider where she was the Chief People & Culture Officer.

Hammond's career includes over 20 years of human resources management and executive experience. Prior to GenesisCare, she oversaw global human resources, talent management and recruiting for 2U, a leader in delivering best-in-class digital education. Hammond also spent six years working for Hilton Worldwide as both a human resources vice president and vice president global brands performance and planning.

Hammond is a graduate of Bond University in Australia with a Bachelor of Commerce in HR Management and a Bachelor of Arts in Psychology.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Lightspeed Commerce Inc.

For further information:

Investor Relations Contacts:
Gus Papageorgiou,
Head of Investor Relations,
investorrelations@lightspeedhq.com

General Media Relations Contacts:
Lightspeed Media Relations,
media@lightspeedhq.com

Canada Contact:
Victoria Baker
victoriab@nkpr.net

Cydoney Curran
cydoney@nkpr.net

US Contact:
Jennifer Fugel
jfugel@newsmakergroup.com